September 1, 2015

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Ethan Horowitz

Re:                             Emerge Energy Services LP

Form 10-K for Fiscal Year Ended December 31, 2014, Filed March 2, 2015

Form 10-Q for Fiscal Quarter Ended March 31, 2015, Filed May 8, 2015

File No. 001-35912

Dear Mr. Horowitz:

Emerge Energy Services LP, a Delaware limited partnership (the “Partnership”), is in receipt of your letter dated August 18, 2015 (the “Comment Letter”) setting forth the comments of the staff of the Securities and Exchange Commission (the “Commission”) regarding the Partnership’s above-referenced Form 10-K and Form 10-Q.  In the Comment Letter, you requested the Partnership respond to the comments set forth in the Comment Letter within ten business days of August 18, 2015, or tell the Commission when the Partnership would provide a response.

The Partnership is in the process of preparing a response to the Comment Letter and, as discussed by telephone with Ms. Jennifer O’Brien, respectfully requests an extension of an additional ten business days. The Partnership plans to provide a response to the Commission on or before September 16, 2015.

Thank you for your consideration of the requested extension. If you have any questions or comments, please do not hesitate to contact the undersigned or our counsel at Latham & Watkins LLP, Ryan J. Maierson at (713) 546-7420.

Very truly yours,

Emerge Energy Services LP
by:	Emerge Energy Services GP LLC, its general partner

By:	/s/ Joseph C. Tusa, Jr.
Joseph C. Tusa, Jr.
Chief Financial Officer

cc: Richard J. Shearer, Chief Executive Officer,

Emerge Energy Services GP LLC

Richard DeShazo, Chief Accounting Officer,

Emerge Energy Services GP LLC

Ryan J. Maierson, Partner,

Latham & Watkins LLP